UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2026

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒   Form 40-F

Explanatory Note

Avino Silver & Gold Mines Ltd. (the “Company”) is furnishing this Form 6-K to provide its financial information for the three and six months ended June 30, 2026, and to incorporate such financial information into the Company’s registration statement referenced below.

Exhibits:

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document

99.1	Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis
99.3	Certification of Interim Filings--CEO
99.4	Certification of Interim Filings--CFO
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.

Date: August 12, 2026	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

3